

September 5, 2025

Sebastian Siemiatkowski
Chief Executive Officer
Klarna Group plc
10 York Road
London SE1 7ND
United Kingdom

> **Re: Klarna Group plc**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 2, 2025**
> **File No. 333-285826**

Dear Sebastian Siemiatkowski:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2025 letter.

Amendment No. 3 to Form F-1

Key Credit Metrics, page 149

1.   We note your response and revised disclosure related to prior comment 1 and your chart of delinquency rates on page 150. Please address the following:

- The note below the chart states that the metric includes all loans extended by Klarna in the relevant period, regardless of whether such loans currently remain on Klarna's balance sheet. Please tell us in detail and revise to clarify what this means and to more clearly explain how the metric is calculated including what information is included in the numerator and denominator. For example, is the metric based on loan balances or loan counts, does it include only loans extended during a particular time period (e.g., the quarter) or is it calculated using all loans outstanding at a point in time, does it include loans that have been sold, does the denominator include loans that have been paid off, etc.

- If the metric includes loans sold by Klarna, please revise the title and the disclosure under the chart to remove (Consolidated Basis) or to more clearly identify the loans included in the metric since (Consolidated Basis) may imply the metric only includes loans that are on-balance sheet or tell us why you believe the wording is appropriate.

- We note your disclosure that indicates that the metric for fair financing loans is "at 6 months" which appears to contradict the title of the chart that states "at 60 days." Please revise your disclosure, as needed, to clarify what the chart is showing for each loan product.

Please revise other disclosure throughout your filing that shows similar information as needed.

2. We note your disclosure on page F-40 that you generally write-off consumer receivables when an outstanding balance is 180 days past due. Please tell us in detail and revise to clarify what the "at 60 days" means in the cumulative net charge-off rates at 60 days charts on pages 152 and 153.

<u>Liquidity and Capital Resources, page 173</u>

3. We note your response to prior comment 3, as well as your disclosure about the forward-flow agreement on page 181. We also note that the agreement with Santander that permits you to access up to €1.4B in warehouse funding, which appears to be a substantial addition to your available capital resources to absorb any temporary need for additional liquidity. Consequently, please address this agreement and any other sources of liquidity.

Please contact Lory Empie at 202-551-3714 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Byron B. Rooney, Esq.